Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the combined ratio of earnings to fixed charges for Nexstar Broadcasting, Inc. and Mission Broadcasting, Inc. for the periods indicated. You should read this table together with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Nexstar Broadcasting Group, Inc. and the financial statements and related notes and “Mission Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Mission Broadcasting, Inc. included in this Registration Statement on Form S-4. The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, including the amortization of debt discounts and financing costs, and a portion of rent expense deemed representative of the interest factor.

Nexstar Broadcasting, Inc. and Mission Broadcasting, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except for ratio amounts)

	Nine Months Ended September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
(Loss) income before income taxes	$(6,937)	$(28,039)	$(24,256)	$(72,599)	$(474)	$7,131	$(32,660)
Fixed charges:
Interest expense	35,706	22,761	33,083	38,113	41,443	39,580	36,303
Estimated interest within rent expense	1,565	1,536	2,060	2,014	1,807	1,724	1,692

Total fixed charges	37,271	24,297	35,143	40,127	43,250	41,304	37,995

Income (loss) before income taxes and fixed charges	$30,334	$(3,742)	$10,887	$(32,472)	$42,776	$48,435	$5,335
Ratio of earnings to fixed charges	—	—	—	—	—	1.17	—
Deficiency to cover fixed charges(1)	$6,937	$28,039	$24,256	$72,599	$474	$—	$32,660
Mission Broadcasting, Inc. Computation of Ratio of Earnings to Fixed Charges (in thousands, except for ratio amounts)

	Nine Months Ended September 30,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Loss before income taxes	$(4,462)	$(2,187)	$(1,641)	$(8,277)	$(2,905)	$(1,764)	$(7,894)
Fixed charges:
Interest expense	9,346	3,768	6,056	9,472	12,344	12,315	9,193
Estimated interest within rent expense	496	460	618	608	444	446	447

Total fixed charges	9,842	4,228	6,674	10,080	12,788	12,761	9,640

Income before income taxes and fixed charges	$5,380	$2,041	$5,033	$1,803	$9,883	$10,997	$1,746
Ratio of earnings to fixed charges	—	—	—	—	—	—	—
Deficiency to cover fixed charges(1)	$4,462	$2,187	$1,641	$8,277	$2,905	$1,764	$7,894

(1)	Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.